Exhibit 99.2

Bassett Ventures Inc.

1255 West Pender Street, British Columbia, Canada V6E 2V1

Telephone: 604-685-2549     Fax: 604-408-9301

FOR IMMEDIATE RELEASE	April 19, 2007

Vancouver, British Columbia, Bassett Ventures Inc. (the “Company”) (CNQ: BAVI.U) is pleased to announce that Curt Huber will join the Company as President and Director.  Mr. Huber will be replacing Sokhie Puar who has resigned as President and Director.  The company would like to take this opportunity to thank Mr. Puar for his efforts and energies to the company, and wishes him success in his future endeavors.

ON BEHALF OF THE BOARD OF DIRECTORS

"Parmjeet Johal"

Parmjeet Johal
Director